UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended December 31, 2007

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Bangalore , Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended December 31, 2007. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On January 11, 2008, we announced our results of operations for the quarter ended December 31, 2007. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles ("GAAP") and Indian GAAP, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On January 11, 2008, we held a press conference to announce our results, which was followed by a question and answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3.

In our press conference, we used a presentation entitled "Performance of the Infosys group for the Third Quarter ended December 31, 2007", which we have attached to this Form 6-K as Exhibit 99.4. We have also made available to the public on our web site, www.infosys.com, a fact sheet that provides details on our profit and loss account summary for the quarter and nine months ended December 31, 2007 and 2006 (as per Indian GAAP);revenue by geographical segment, service offering, project type, and industry classification; information regarding our client concentration; employee information and metrics; infrastructure information; consolidated IT services information; and reconciliation of accounts as per Indian GAAP and U.S. GAAP. We have attached this fact sheet to this Form 6-K as Exhibit 99.5.

On January 11, 2008, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as Exhibits 99.6 and 99.7, respectively.

Our officers held a question and answer session with analysts from CNBC India on January 11, 2008. The transcript of this question and answer session is attached to this Form 6-K as Exhibit 99.8. We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter ended December 31, 2007, under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.9.

We have made available to the public on our web site, www.infosys.com, the following: U.S. GAAP Unaudited Consolidated Financial Information for the quarter and nine months ended December 31, 2007; Indian GAAP Balance Sheet, Profit & Loss Account, Cash Flow statement, Schedules, Notes on Accounts and Auditors Report for the quarter and nine months ended December 31, 2007; Indian GAAP Consolidated Balance Sheet, Consolidated Profit & Loss Account, Consolidated Cash Flow statement, Consolidated Schedules, Consolidated Notes on Accounts and Auditors Report for the quarter and nine months ended December 31, 2007

We have attached these documents to this Form 6-K as Exhibits 99.10, 99.11, and 99.12, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: January 16, 2008	Chief Executive Officer

INDEX TO EXHIBITS

No.	Exhibits

99.1	U.S. GAAP Press Release

99.2	Indian GAAP Press Release

99.3	Transcript of January 11, 2008 Press Conference

99.4	Presentation: Performance of the Infosys group for the Third Quarter ended December 31, 2007

99.5

Fact Sheet regarding Registrant's Profit and Loss Account Summary for the quarter and nine months ended December 31, 2007 and 2006 (as per Indian GAAP); Revenue by Geographical Segment, Service Offering, Project Type, and Industry Classification; Information regarding Client Concentration; Employee Information and Metrics; Infrastructure Information; Consolidated IT Services Information; and Reconciliation of Accounts as per Indian GAAP and U.S. GAAP

99.6	Transcript of January 11, 2008 2:00 p.m. IST Earnings Call

99.7	Transcript of January 11, 2008 6:00 p.m. IST Earnings Call

99.8	Transcript of January 11, 2008 CNBC India Question and Answer session with Company's Officers

99.9	Form of Advertisement placed in Indian Newspapers

99.10	U.S. GAAP Unaudited Consolidated Financial Information for the quarter and nine months ended December 31, 2007

99.11	Indian GAAP Balance Sheet, Profit & Loss Account, Cash Flow statement, Schedules, Notes on Accounts and Auditors Report for the quarter and nine months ended December 31, 2007

99.12

Indian GAAP Consolidated Balance Sheet, Consolidated Profit & Loss Account, Consolidated Cash Flow statement, Consolidated Schedules, Consolidated Notes on Accounts and Auditors Report for the quarter and nine months ended December 31, 2007